Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Enerplus announces cash distribution for November 2008

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            TSX:   ERF.UN
            NYSE:  ERF
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            CALGARY, Oct. 30 /CNW/ - Enerplus Resources Fund ("Enerplus") announces that the monthly cash distribution payable on November 20, 2008 to all
Enerplus unitholders of record on November 10, 2008 has been lowered to $0.38 per unit from the previous amount of $0.47 per unit. The ex-distribution date for this payment is November 6, 2008.
            The significant decrease in crude oil prices combined with weaker natural gas prices has resulted in a decrease in our overall cash flows. This commodity downturn, combined with the current uncertainty in the capital markets, has reinforced our belief in the importance of maintaining strong financial flexibility. To that end, we are also reducing our 2008 annual capital development budget from $580 million to $545 million and expect to further moderate our capital spending in 2009. This reduction in 2008 capital will have a modest impact on our 2008 annual production and exit rate guidance of less than 2%. We expect to announce our capital and operational guidance for 2009 in mid-December after approval by our Board of Directors.
            The reduction in development capital spending combined with the reduction in cash distributions will help us preserve our financial flexibility and better position us to build on our asset base as we believe opportunities for acquisitions and mergers will increase given current market circumstances.
Enerplus currently enjoys one of the strongest balance sheets within our sector, recently reinforced with approximately $500 million in proceeds from the sale of our Joslyn oil sands lease which closed in July.
            The CDN$0.38 per unit distribution is equivalent to approximately US$0.32 per unit if converted using a Canadian/US dollar exchange ratio of 1.20. The
U.S. dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
            Holders of Enerplus Exchangeable Limited Partnership Class B units
(formerly Focus Limited Partnership Class B units) of record on
November 10, 2008 will be eligible to receive a distribution of CDN$0.1615 per unit on November 20, 2008 based on the exchange ratio of 0.425 of an Enerplus trust unit for each Enerplus Exchangeable Limited Partnership Class B unit.
            Further information on our financial and operating performance will be issued on November 7, 2008 when we release our results for the third quarter of 2008.

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            Gordon J. Kerr
            President & Chief Executive Officer
            Enerplus Resources Fund
            >>

            Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

            %CIK: 0001126874

            /For further information: Investor Relations at 1-800-319-6462, or e-mail
investorrelations(at)enerplus.com/
            (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 19:45e 30-OCT-08